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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 20, 2003
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒                Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐                No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐                No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐                No: ☒

Enclosure: Novartis Third Quarter 2003 Results Release, dated October 20, 2003

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel + 41 61 324 2200 Fax + 41 61 324 3300 Internet Address: http://www.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis outpaces the market with double-digit sales growth and further market share gains in the first nine months of 2003

First nine-months

	9M 2003		9M 2002			% Change
	USD m	% of sales	USD m		% of sales	USD	local currencies

Group sales	18 134		15 308			18	11
Pharmaceuticals sales	11 641		9 896			18	11
Consumer Health sales	6 493		5 245	[1]		24	16
Operating income	4 283	23.6	3 738		24.4	15
Net income	3 656	20.2	3 538		23.1	3
Free cash flow	2 184		1 324			65

	USD		USD
Basic earnings per share/ADS	1.48		1.40			6

1
Ongoing business excl. divested activities with 9-month sales of USD 167 million in 2002

Third quarter

	Q3 2003		Q3 2002			% Change
	USD m	% of sales	USD m		% of sales	USD	local currencies

Group sales	6 210		5 373			16	11
Pharmaceuticals sales	4 041		3 451			17	12
Consumer Health sales	2 169		1 866	[2]		16	10
Operating income	1 469	23.7	1 320		24.6	11
Net income	1 277	20.6	1 188		22.1	7
Free cash flow	1 527		1 066			43

2
Ongoing business excl. divested activities with 3rd quarter sales of USD 56 million in 2002

All product names appearing in italics are registered trademarks of the Novartis Group

Unless otherwise stated, growth rates are in USD and comments refer to nine-month figures

1

  •
  Group nine-month sales up 18%; Pharmaceuticals climbs 18% and continues to outpace the market; Sandoz posts 67% sales growth and leads the industry

  •
  Key products deliver top performance: Diovan secures global segment leadership; Gleevec/Glivec benefits from first-line indication and sustains dynamic growth

  •
  Xolair and Stalevo launch in the US; first European approvals for Certican and Prexige; additional US approval for Trileptal; Zelnorm US prescriptions rise more than 60% in recent weeks

  •
  Group nine-month operating income expands 15%, despite continued high investments in R&D

  •
  Nine-month free cash flow jumps 65%; net income increases 3% and earnings per share rise 6%

Basel, 20 October 2003—Commenting on Novartis' nine-month results published today, Dr. Daniel Vasella, Chairman and CEO, said: "I am pleased that we have succeeded in delivering sustained double-digit growth in both divisions. Pharmaceuticals is gaining share in all our key markets. The cardiovascular franchise, especially Diovan, achieved the top position in its fast-growing global segment, and oncology sustained its dynamic first-half growth rate. Our generics business grew to become a global leader, contributing a cost-effective solution to help meet patient needs, while addressing healthcare budgetary constraints. Our operating income rose 15%, even as we continued our strategic investments in R&D to maintain a top innovation position and secure a sustainable dynamic growth rate".

Sales

Group sales up 18% to USD 18.1 billion

Group sales climbed 18% or 11% in local currencies ("l.c.") above the comparative first nine months of last year. Expanding volumes contributed 8 percentage points of sales growth, whilst acquired businesses added 2 percentage points. Price increases added 1 percentage point and the impact of translations from local currencies into USD accounted for 7 percentage points of sales growth.

Pharmaceuticals sales up 18% to USD 11.6 billion

With nine-month revenues rising 18% (11% in l.c.), the core Pharmaceuticals business sustained above-market1 sales growth, posting a 17% (12% in l.c.) rise in the third quarter.

Pharmaceuticals captured further share of the key US market (sales: +15%, +15% in l.c.), Japan (sales: +21%; +14% in l.c.), the second largest single market, as well as in Europe (sales: +25%; +6% in l.c.). Based on latest available data (IMS, August), the company's overall share of the global healthcare market has risen to 4.35%.

The cardiovascular (+38%; +32% in l.c.) and oncology franchises (+36%; +27% in l.c.) continued to be the main drivers, sustaining their first-half growth rates through the third quarter led in particular by the flagship brands Diovan, Gleevec/Glivec, Lotrel, Zometa and Lescol.

Newly launched products made further in-roads: Zelmac/Zelnorm generated revenues of USD 104 million, with US total and new prescriptions recently growing more than 60%. Meanwhile, sales of Elidel reached USD 165 million, as the product maintained its position as the number-one branded eczema treatment worldwide.

Consumer Health sales up 24% to USD 6.5 billion

Sales of Consumer Health's ongoing business grew a substantial 24% (+16% in l.c.) driven mainly by Sandoz and fuelled by above-market sales growth throughout the other businesses, of which OTC, Medical Nutrition and CIBA Vision all delivered double-digit sales increases in USD.

2

Sandoz, a leading generics company, posted third-quarter sales far above (+36%; 28% in l.c.) the high level of the third quarter in 2002, which was characterized by the US launch of of the anti-infective AmoxC (a generic version of Augmentin®2). Nine-month sales at Sandoz (+67%; +54% in l.c.), were driven by the US retail pharmaceuticals business and the Lek acquisition, which contributed 39 percentage points to sales growth. The successful roll-out of prescription loratadine (a generic version of the allergy treatment Claritin®2), and of citalopram in the UK (a generic version of the anti-depressant Celexa®2) added further impetus to sales.

Based on IMS data January—August 2002/3, the global healthcare market grew approximately 8% compared with Novartis healthcare 18% (Pharmaceuticals 16%)

Augmentin®, Claritin® and Celexa® are registered trademarks of GlaxoSmithKline, Schering Plough, and Bayer respectively

In OTC (over-the-counter medicines) sales rose 15% (+6% in l.c.), led by Nicotinell/ Habitrol (smoking cessation) and Lamisil (topical antifungal), with US private-label loratadine also contributing to overall sales growth.

Medical Nutrition (+13%; +1% in l.c.) grew above the market, with sales benefiting from initiatives in the home-care channel.

CIBA Vision (+13%; +6% in l.c.) maintained double-digit sales growth in the third quarter, powered by the continued strong performance of the innovative disposable and continuous-wear lens business.

Operating income

First nine months

	9M 2003		9M 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	3 249	27.9	2 850	28.8	14

Consumer Health (ongoing)	990	15.2	727	13.9	36
Divested Health & Functional Food activities			24

Consumer Health	990	15.2	751	13.9	32

Corporate income/expense, net	44		137		-68

Total	4 283	23.6	3 738	24.4	15

Third quarter

	Q3 2003		Q3 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 137	28.1	986	28.6	15

Consumer Health (ongoing)	326	15.0	285	15.3	14
Divested Health & Functional Food activities			8

Consumer Health	326	15.0	293	15.2	11

Corporate income/expense, net	6		41		-85

Total	1 469	23.7	1 320	24.6	11

Group operating income rises 15% to USD 4.3 billion

As planned, Research & Development investments increased by a significant 31% to 15% of sales. Thanks to continued productivity gains and product-mix improvements, the cost of goods sold and Marketing & Sales investments grew slower than sales, offsetting an increase in General & Administration expenses, which grew owing to several factors including the write-down of certain investments in biotechnology ventures, exchange rate movements and royalty payments. As a result, nine-month operating income rose 15% and the operating margin remained at the six-month level of 23.6%.

Pharmaceuticals operating income climbs 14% to USD 3.2 billion

Earnings growth accelerated in the third quarter as sales continued to expand strongly. The cost of goods sold, as well as investments in Marketing & Sales and Research & Development, increased slower than in the first six months, when considerable payments related to development milestones and attractive in-licensing deals were completed. Over nine-months, product-mix changes and productivity gains in the cost of goods sold continued to drive gross profit improvements. Research & Development reached 19% of sales (reflecting the sustained high-level investment in the new Cambridge facilities) and Marketing & Sales declined slightly as a percentage of sales.

Consumer Health operating income rises 36% to USD 1.0 billion

Operating income from Consumer Health's ongoing business rose 36% in the first nine months, outpacing sales and driven in particular by Sandoz (+87%), where volume expansions and productivity gains, more than offset increased investments in Marketing & Sales and Research & Development. Apart from Sandoz, CIBA Vision (+38%), Medical Nutrition (+184%), and OTC (+34%), all achieved considerable increases in operating income, the latter benefiting from the exceptional contribution of loratadine.

Overall in Consumer Health, continued productivity gains, lower costs of certain raw materials, and product-mix improvements contributed to a reduction in the cost of goods sold as a percentage of sales. Marketing & Sales investments were increased in order to drive recently launched products and to support key brands, however the increase was slower than sales growth. The reduction of these costs as a proportion of sales partly offset the over-proportionate increase in Research & Development investments, which were mainly due to the expansion of Sandoz' internal R&D capabilities, licensing agreements and other initiatives to accelerate innovation. With almost all business units achieving margin improvements, the Division's ongoing profit margin improved 1.3 percentage points to 15.2%.

Group net income

Group net income reached USD 3.7 billion in the first nine months. At 3%, growth was less pronounced than at the operating income level because non-operating income from associated companies and financial investments was significantly reduced. Earnings per share expanded by 6% to USD 1.48 for the nine months.

Group outlook (barring any unforeseen events)

Novartis continues to benefit from a pharmaceutical product portfolio that covers both specialty and primary care products as well as from relatively low exposure to patent expiry. As a consequence, Novartis expects to deliver superior short- to mid-term sales growth in the high-single to low-double digit percent range in local currencies.

A sustainable increase can also be expected in operating income, although operating margins are expected to be slightly reduced in 2003 and 2004 as Pharmaceuticals continues to pursue its vigorous growth strategy to sustain market share gains and its innovation track record. As a result, Research & Development investments are projected to increase over-proportionately to sales in 2003 and in 2004, underscoring Novartis' commitment to bringing innovative therapies to patients.

As previously forecast, 2003 net financial income is expected to be below the previous year's level, reflecting the lower level of liquidity and the challenging economic conditions. However, with strong operational performance continuing, both full-year operating and net income are expected to exceed the previous year's levels, barring any unforeseen events.

Pharmaceutical business and product highlights

Primary Care

Diovan (+49%; +41% in l.c.; US: +45%), the world's leading angiotensin receptor blocker (ARB) captured further market share from its competitors and continued to outpace the fast-growing ARB segment in the third quarter.

The brand's excellent efficacy, its cardio-protective profile and comprehensive clinical program position it for continued strong growth. The results of VALIANT, which is examining Diovan in post-myocardial infarction patients, will be announced at the forthcoming American Heart Association Scientific Session in November.

Diovan HCT became the second most prescribed product in the combination ARB segment (mono and combination therapy) in the US. This rapid growth was powered by the roll-out of new dosage forms, the heart failure indication and new treatment guidelines.

Lotrel (US: +24%), the leading combination treatment for hypertension, posted strong sales over nine months. The brand steadily gained segment share as a result of: new guidelines recommending more aggressive treatment; a new focus on patients who are not controlled by ACE inhibitors and calcium channel blockers; and the successful launch of the Lotrel 10/20 dosage form, which adds efficacy and dosing flexibility. A DTC advertising campaign was launched in August to expand disease awareness.

Lescol (+28%; +19% in l.c.; US: +14%; cholesterol reduction) continued strong sales growth driven by proven benefits in high-risk patients and leveraged by the US approval in May of the secondary prevention indication.

Lamisil (+13%; +7% in l.c.; US: +5%; fungal infections) sales were lifted by strong demand, particularly in the US and Japan, resulting from increased disease awareness. Total prescription trends in the third quarter showed double-digit growth in the US, reflecting strong underlying demand for the product.

Trileptal (+51%; +48% in l.c.; US: +55%; epilepsy) clearly outpaced its market. In August, the FDA granted approval for the use of Trileptal as monotherapy in children, making it the only newer anti-epileptic drug indicated for the treatment of partial seizures as a mono-therapy and adjunctive therapy in adults and children of 4 years and upwards.

Elidel (eczema), now in its second year on the market, achieved nine-month sales of USD 165 million. Being a non-steroid, Elidel lacks typical steroid-induced side effects and so it continues its leadership as the number-one branded prescription treatment for eczema in the US. The product has now been launched in more than 30 markets.

Zelnorm/Zelmac (irritable bowel syndrome with constipation) revenues exceeded USD 104 million (US: USD 81 million) reflecting the product's therapeutic benefits and the increase in disease awareness. Total US prescriptions as well as new prescriptions recently increased more than 60%. Zelnorm/Zelmac has now been launched in 34 countries.

Oncology

Gleevec/Glivec (+91%; +75% in l.c.; US: +42%), for chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), continued to grow dynamically, boosted by its use as first-line therapy and its approval for GIST in the US, Europe and Japan. The introduction of the new tablet in June and July in the US prompted a high level of purchasing followed by a decrease in wholesaler stocks in the third quarter. The new 100mg and 400mg tablets will make dosing more convenient. The number of patients on the Gleevec/Glivec Patient Assistance Program rose to more than 5000 worldwide, providing treatment to many needy patients who otherwise would not have access.

Zometa (+104%; +95% in l.c.; US: +75%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post dynamic growth, with sales reaching USD 652 million. Several launches in Europe fuelled additional growth, as did the continued expanded use into a number of tumor types including lung, prostate, multiple myeloma, and breast. Sales of the combined Zometa/Aredia franchise reached USD 755 million, thanks to the superior therapeutic benefits of Zometa, which is successfully replacing Aredia.

Sandostatin franchise (+13%; +5% in l.c.; US: +9%; acromegaly and carcinoid syndrome) sales continued to grow, driven by the US. The LARformulation (+18%; +9% in l.c.; US: +14%) continues to grow, albeit at a slower rate as new competitors have entered the market.

Femara (first-line therapy for advanced breast cancer in postmenopausal women) achieved a 30% rise (+19% in l.c.; US: +27%) supported by its strong profile as the only aromatase inhibitor to show superiority to tamoxifen in the first-line metastatic setting.

Ophthalmics

Visudyne (+24%; +16% in l.c.; US: +6%; treatment in age-related macular degeneration) continued to post overall growth, benefiting from increased market penetration and strong sales in Europe, the LatAm and Asia Pacific regions.

Transplantation

Neoral/Sandimmun (immunosuppression) sales declined only modestly (-5%) despite the use of lower dosing regimens in the US, in addition to generic competition and compulsory price-cuts in Germany and Italy. Momentum was sustained in Japan even though reimbursement was reduced by the authorities.

Myfortic, the new enteric-coated formulation of mycophenolate sodium used to prevent organ rejection, has now gained approval in 27 countries.

Third-quarter regulatory and clinical highlights

Major approvals and launches

Novartis received several approvals in the third quarter, which will bring new treatments to patients suffering from diseases such as severe asthma, Parkinson's disease and cancer.

Xolair, the monoclonal antibody treatment for asthma, and Stalevo, the combination therapy for Parkinson's disease, were launched in the US in July and September, respectively.

Glivec won approval for GIST in Japan and was recommended by NICE in the UK for first-line treatment of CML, which would extend coverage to all stages of the disease.

Zometa: the FDA issued an approvable letter for a label update to include long-term data for broad range of advanced cancers involving bone.

Trileptal was approved in the US for monotherapy treatment of epilepsy in children.

Certican, which targets the primary causes of allograft dysfunction, including acute rejection, was approved in Sweden for the prevention of rejection in kidney and heart transplantation in combination with Neoral.

Prexige (symptomatic relief of osteoarthritis) received first European approval in the UK, whilst the FDA requested additional data. The timing for a pan-European launch has still to be decided, whilst a US launch cannot be expected before 2005.

Visudyne received a recommendation from the Medicare Coverage Advisory Committee in the US for reimbursement in the treatment of occult age-related macular degeneration.

Leponex (schizophrenia) was approved in Switzerland for long-term reduction of the risk of recurrent suicidal behavior in schizophrenia patients. This is the first time in Europe that any medication has been approved for use in specifically treating the risk of suicidal behavior.

Enablex has received an approvable letter from the FDA for the treatment of over-active bladder. The product's launch is expected in 2004.

Corporate

Corporate income/expense, net

Net corporate income totaled USD 44 million, USD 93 million less than in the first nine months of 2002 owing to increased investments in corporate research, the negative currency translation effects on non-US dollar costs, and lower pension income.

Financial income, net

Amid persistently challenging market conditions, lower interest rates and a lower level of net liquidity than in the prior year, net financial income declined 25% or USD 132 million in the first nine months—as expected, bringing the total to USD 395 million. The overall return on net liquidity amounted to 8%.

Result from associated companies

Novartis' stake in Chiron Corporation generated an income of USD 107 million, whereas the stake in Roche Holding AG yielded a nine-month pre-tax loss of USD 332 million, USD 269 million of which was due to Novartis' share in the associated company's unexpected loss of CHF 4.0 billion in 2002, booked only in 2003. The remainder represents an estimate for the first nine months of the current year. In total, associated companies resulted in an overall expense of USD 212 million.

Strong balance sheet

In July 2002, Novartis started a third program to repurchase shares via a second trading line on the SWX Swiss Exchange. Since its initiation, 39.2 million shares have been repurchased in this program for a total of USD 1.57 billion. Of these, 16.51 million shares were repurchased in the first nine months of 2003 for an approximate total of USD 627 million. As of 30 September 2003, the Group held approximately 320.2 million shares in treasury.

Following changes in US GAAP and expected changes in IFRS (formerly IAS) accounting rules, Novartis decided in June to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

Overall, the Group's equity increased slightly from USD 28.3 billion at 31 December 2002 to USD 28.4 billion at 30 September 2003. The Group's first nine-month net income of USD 3.7 billion, translation gains of USD 1.3 billion and net proceeds from the disposal of treasury shares of USD 0.3 billion, offset payments for dividends (USD 1.7 billion) and equity instrument repayments (USD 3.5 billion). In the same period, total financial debts remained at the same level. The debt/equity ratio remained at the 31 December 2002 level of 0.20:1 on 30 September 2003.

Novartis thus maintained the strength of its balance sheet at 30 September 2003 and continues to be rated AAA by Standard & Poor's and Moody's.

Cash flow

The strong business expansion and good working capital management boosted cash flow from operating activities, which increased 50% to USD 4.8 billion.

Cash outflow for investing activities was USD 963 million. Capital expenditure increased 42% to USD 826 million and now represents 5% of sales, while USD 869 million was spent on the acquisition of subsidiaries, principally the 51% stake in Idenix acquired in the first half, and intangible and financial assets. This was offset by a significant inflow of USD 836 million from the sale of marketable securities and other assets.

Free cash flow was USD 2.2 billion, 65% up from the prior year level of USD 1.3 billion. The USD 1.6 billion increase in cash flow from operations more than offset the dividend increase of USD 357 million and additional fixed asset investments of USD 244 million.

Overall, liquidity (cash, cash equivalents and marketable securities including financial derivative assets) amounted to USD 11.9 billion at 30 September 2003. After deducting financial debt and derivative liabilities, net liquidity stood at USD 6.2 billion, USD 0.7 billion lower than at 31 December 2002, principally as a result of the redemption of the equity instruments.

Disclaimer

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "would have", "forecast", "Outlook", "expects", "projected", "expected" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government pricing pressures and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of USD 20.9 billion and a net income of USD 4.7 billion. The Group invested approximately USD 2.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

FURTHER REPORTING DATES

19 November 2003	R&D Day
22 January 2004	Full-year results
24 February 2004	Shareholders Annual General Meeting

Contacts

Media:	Investors:
+ 41 61 324 2200 (Mark Hill)	+ 41 61 324 8433 (Karen Huebscher)
US: + 1 212 830 2457 (Sheldon Jones)	US: + 1 212 830 2433 (Kamran Tavangar)

10

Consolidated income statements (unaudited)

First nine months

	9M 2003	9M 2002	Change
	USD m	USD m	USD m	%

Total sales	18 134	15 308	2 826	18
Cost of goods sold	-4 286	-3 734	-552	15

Gross profit	13 848	11 574	2 274	20
Marketing & Sales	-5 678	-4 980	-698	14
Research & Development	-2 664	-2 033	-631	31
General & Administration	-1 223	-823	-400	49

Operating income	4 283	3 738	545	15
Result from associated companies	-212	17	-229
Financial income, net	395	527	-132	-25

Income before taxes and minority interests	4 466	4 282	184	4
Taxes	-760	-728	-32	4
Minority interests	-50	-16	-34	213

Net income	3 656	3 538	118	3

Third quarter

	Q3 2003	Q3 2002	Change
	USD m	USD m	USD m	%

Total sales	6 210	5 373	837	16
Cost of goods sold	-1 500	-1 306	-194	15

Gross profit	4 710	4 067	643	16
Marketing & Sales	-1 850	-1 696	-154	9
Research & Development	-878	-730	-148	20
General & Administration	-513	-321	-192	60

Operating income	1 469	1 320	149	11
Result from associated companies	25	11	14	127
Financial income, net	96	112	-16	-14

Income before taxes and minority interests	1 590	1 443	147	10
Taxes	-271	-245	-26	11
Minority interests	-42	-10	-32	320

Net income	1 277	1 188	89	7

Condensed consolidated balance sheets (unaudited)

	30 Sept. 2003	31 Dec. 2002	Change	30 Sept. 2002
	USD m	USD m	USD m	USD m

Assets
Total long-term assets	25 814	24 210	1 604	22 799

Current assets
Inventories	3 231	2 963	268	2 771
Trade accounts receivable	4 253	3 697	556	3 633
Other current assets	1 180	1 613	-433	1 324
Cash, short-term deposits and marketable securities	11 851	12 542	-691	10 244

Total current assets	20 515	20 815	-300	17 972

Total assets	46 329	45 025	1 304	40 771

Equity and liabilities
Total equity	28 442	28 269	173	25 650

Long-term liabilities (including minority interests)
Financial debts	3 042	2 729	313	1 572
Other long-term liabilities	6 500	5 755	745	5 337
Total long-term liabilities	9 542	8 484	1 058	6 909
Short-term liabilities
Trade accounts payable	1 308	1 266	42	941
Financial debts and derivatives	2 582	2 841	-259	3 302
Other short-term liabilities	4 455	4 165	290	3 969
Total short-term liabilities	8 345	8 272	73	8 212

Total liabilities	17 887	16 756	1 131	15 121

Total equity and liabilities	46 329	45 025	1 304	40 771

Condensed consolidated changes in equity (unaudited)

First nine months

	9M 2003 USD m	9M 2002 USD m	Change USD m

Consolidated equity at 1 January	28 269	25 161	3 108
Dividends	-1 724	-1 367	-357
Sale/purchase of treasury shares, net	269	-3 448	3 717
Translation effects	1 310	2 523	-1 213
Net income for first nine months	3 656	3 538	118
Redemption of equity instruments	-3 458		-3 458
Other equity movements	120	-757	877

Consolidated equity at 30 September	28 442	25 650	2 792

Third quarter

	Q3 2003 USD m	Q3 2002 USD m	Change USD m

Consolidated equity at 1 July	26 419	27 790	-1 371
Sale/purchase of treasury shares, net	359	-3 090	3 449
Translation effects	449	18	431
Net income for July to September	1 277	1 188	89
Other equity movements	-62	-256	194

Consolidated equity at 30 September	28 442	25 650	2 792

Condensed consolidated cash flow statements (unaudited)

First nine months

	9M 2003 USD m	9M 2002 USD m	Change USD m

Net income	3 656	3 538	118
Reversal of non-cash items
Taxes	760	728	32
Depreciation, amortization and impairments	954	721	233
Net financial income	-395	-527	132
Other	35	-186	221

Net income adjusted for non-cash items	5 010	4 274	736
Interest and other financial receipts	470	307	163
Interest and other financial payments	-98	-114	16
Taxes paid	-690	-594	-96

Cash flow before working capital and provision changes	4 692	3 873	819
Restructuring payments and other cash payments out of provisions	-143	-126	-17
Change in net current assets and other operating cash flow items	218	-573	791

Cash flow from operating activities	4 767	3 174	1 593

Investments in tangible fixed assets	-826	-582	-244
Decrease/increase in marketable securities, intangible and financial assets	-137	-1 343	1 206

Cash flow used for investing activities	-963	-1 925	962

Cash flow used for financing activities	-5 176	-5 096	-80

Translation effect on cash and cash equivalents	258	471	-213

Change in cash and cash equivalents	-1 114	-3 376	2 262
Net cash and cash equivalents at 1 January	5 798	6 639	-841

Net cash and cash equivalents at 30 September	4 684	3 263	1 421

Third quarter

	Q3 2003 USD m	Q3 2002 USD m	Change USD m

Net income	1 277	1 188	89
Reversal of non-cash items
Taxes	271	245	26
Depreciation, amortization and impairments	361	242	119
Net financial income	-96	-112	16
Other	203	-49	252

Net income adjusted for non-cash items	2 016	1 514	502
Interest and other financial receipts	59	127	-68
Interest and other financial payments	-49	-57	8
Taxes paid	-156	-126	-30

Cash flow before working capital and provision changes	1 870	1 458	412
Restructuring payments and other cash payments out of provisions	-68	-49	-19
Change in net current assets and other operating cash flow items	76	-130	206

Cash flow from operating activities	1 878	1 279	599

Investments in tangible fixed assets	-311	-222	-89
Decrease/increase in marketable securities, intangible and financial assets	-614	1 555	-2 169

Cash flow used for investing activities	-925	1 333	-2 258

Cash flow used for financing activities	-879	-3 025	2 146

Translation effect on cash and cash equivalents	56	55	1

Change in cash and cash equivalents	130	-358	488
Net cash and cash equivalents at 1 July	4 554	3 621	933

Net cash and cash equivalents at 30 September	4 684	3 263	1 421

Sales by Business Unit (unaudited)

First nine months

			% change
	9M 2003 USD m	9M 2002 USD m	USD	local currencies

Pharmaceuticals	11 641	9 896	18	11

Sandoz (Generics)	2 138	1 280	67	54
OTC	1 273	1 108	15	6
Animal Health	502	470	7	1
Medical Nutrition	607	537	13	1
Infant & Baby	1 013	1 003	1	3
CIBA Vision	960	847	13	6

Consumer Health (ongoing)	6 493	5 245	24	16
Divested Health & Functional Food activities		167

Consumer Health	6 493	5 412	20	12

Total	18 134	15 308	18	11

Third quarter

			% change
	Q3 2003 USD m	Q3 2002 USD m	USD	local currencies

Pharmaceuticals	4 041	3 451	17	12

Sandoz (Generics)	675	496	36	28
OTC	443	396	12	5
Animal Health	163	157	4	-1
Medical Nutrition	206	185	11	2
Infant & Baby	349	335	4	5
CIBA Vision	333	297	12	6

Consumer Health (ongoing)	2 169	1 866	16	10
Divested Health & Functional Food activities		56

Consumer Health	2 169	1 922	13	7

Total	6 210	5 373	16	11

Operating income by Business Unit (unaudited)

First nine months

	9M 2003		9M 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	3 249	27.9	2 850	28.8	14

Sandoz (Generics)	351	16.4	188	14.7	87
OTC	216	17.0	161	14.5	34
Animal Health	61	12.2	77	16.4	-21
Medical Nutrition	54	8.9	19	3.5	184
Infant & Baby	188	18.6	183	18.2	3
CIBA Vision	137	14.3	99	11.7	38
Divisional Management costs	-17

Consumer Health (ongoing)	990	15.2	727	13.9	36
Divested Health & Functional Food activities			24

Consumer Health	990	15.2	751	13.9	32

Corporate income/expense, net	44		137		-68

Total	4 283	23.6	3 738	24.4	15

Third quarter

	Q3 2003		Q3 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 137	28.1	986	28.6	15

Sandoz (Generics)	94	13.9	75	15.1	25
OTC	82	18.5	84	21.2	-2
Animal Health	21	12.9	23	14.6	-9
Medical Nutrition	18	8.7	3	1.6	500
Infant & Baby	70	20.1	63	18.8	11
CIBA Vision	48	14.4	37	12.5	30
Divisional Management costs	-7

Consumer Health (ongoing)	326	15.0	285	15.3	14
Divested Health & Functional Food activities			8

Consumer Health	326	15.0	293	15.2	11

Corporate income/expense, net	6		41		-85

Total	1 469	23.7	1 320	24.6	11

Notes to the interim financial report for the first nine months ended 30 September 2003 (unaudited)

1.     Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2002 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

The Novartis Group began presenting its results in US dollars with effect of 1 January 2003 and has restated its 2002 results in US dollars for comparison purposes. With effect of 1 July 2003, the measurement currency of certain Swiss and foreign financial companies used for preparing the financial statements has been changed to US dollars from the respective local currency. This reflects the fact that the majority of these entities' cash flows and transactions are in US dollars.

During the first quarter of 2003, the associated company Roche Holding AG announced an unexpected loss for 2002. This resulted in additional losses of USD 269 million before tax and USD 287 million after tax relating to 2002 being included in Novartis' nine-month results.

Apart from these matters there were no significant changes in accounting policies or estimates. There have been no significant changes in any contingent liabilities from those disclosed in the 2002 Annual Report, other than those disclosed in the first-half 2003 interim report published on 21 July 2003.

2.     Changes in the scope of consolidation, and other significant transactions

The following significant transactions were made during the nine months to 30 September 2003 and in 2002:

2003

Pharmaceuticals

On 11 February, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

On 23 April, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

On 9 May, 51% of the capital stock of Idenix Pharmaceuticals Inc., Cambridge, Massachusetts was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from this date. Goodwill of USD 293 million has been recorded on this transaction.

Corporate

Following changes in US GAAP and expected changes in IFRS accounting rules, Novartis decided in June to redeem, in advance, equity instruments (put and call options on Novartis shares) that were sold to Deutsche Bank in 2001. This resulted in an equity reduction of USD 3.5 billion.

2002

Animal Health

In January, the Business Unit completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined purchase price is a minimum of USD 98 million of which USD 78 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition

The sale of the Food & Beverage portion of the Health & Functional Food businesses to Associated British Foods for approximately USD 287 million was completed in November 2002. The divested businesses' sales were USD 209 million in 2002.

Sandoz

In November 2002, more than 99% of the shares of Lek, Slovenia's leading drug-maker, were acquired for approximately USD 0.9 billion. Only a provisional balance sheet has been included in the 31 December 2002 and 30 September 2003 consolidated financial statements. Lek sales and operating income have been consolidated from 1 January 2003.

Corporate

In the course of 2002, the Group increased its stake in Roche Holding AG voting shares by 11.4%, bringing its overall stake to 32.7%. At 31 December 2002 the Group owned a total 6.2% of Roche's total shares and equity securities.

3.     Principal currency translation rates

	Average rates 9M 2003 USD	Average rates 9M 2002 USD	Period-end rates 30 Sept. 2003 USD	Period-end rates 31 Dec. 2002 USD	Period-end rates 30 Sept. 2002 USD

1 CHF	0.737	0.631	0.756	0.712	0.671
1 EUR	1.112	0.927	1.163	1.038	0.984
1 GBP	1.611	1.480	1.670	1.601	1.565
100 JPY	0.845	0.796	0.903	0.834	0.822

4.     Share information

	First nine months 2003	First nine months 2002

Average number of shares outstanding (million)	2 474.8	2 528.0
Basic earnings per share (USD)	1.48	1.40
Diluted earnings per share (USD)	1.45	1.37

	Third quarter 2003	Third quarter 2002

Average number of shares outstanding (million)	2 478.0	2 499.0
Basic earnings per share (USD)	0.52	0.48
Diluted earnings per share (USD)	0.51	0.47

	30 Sept. 2003	30 Sept. 2002

Number of shares outstanding (million)	2 481.2	2 468.9
Registered share price (CHF)	51.10	58.25
ADS price (USD)	38.84	39.73
Market capitalization (USD billion)	96.4	98.1

5.     Condensed consolidated change in liquidity

First nine months

	9M 2003 USD m	9M 2002 USD m	Change USD m

Change in cash and cash equivalents	-1 114	-3 376	2 262
Change in marketable securities, financial debt and financial derivatives	369	720	-351

Change in net liquidity	-745	-2 656	1 911
Net liquidity at 1 January	6 972	8 026	-1 054

Net liquidity at 30 September	6 227	5 370	857

Third quarter

	Q3 2003 USD m	Q3 2002 USD m	Change USD m

Change in cash and cash equivalents	130	-358	488
Change in marketable securities, financial debt and financial derivatives	1 930	-2 087	4 017

Change in net liquidity	2 060	-2 445	4 505
Net liquidity at 1 July	4 167	7 815	-3 648

Net liquidity at 30 September	6 227	5 370	857

6.     Free cash flow

First nine months

	9M 2003 USD m	9M 2002 USD m	Change USD m

Cash flow from operating activities	4 767	3 174	1 593
Purchase of tangible fixed assets	-826	-582	-244
Purchase of intangible and financial assets	-869	-659	-210
Sale of tangible, intangible and financial assets	836	758	78
Dividends	-1 724	-1 367	-357

Free cash flow (excl. acquisition of Roche shares)	2 184	1 324	860

Third quarter

	Q3 2003 USD m	Q3 2002 USD m	Change USD m

Cash flow from operating activities	1 878	1 279	599
Purchase of tangible fixed assets	-311	-222	-89
Purchase of intangible and financial assets	-262	-305	43
Sale of tangible, intangible and financial assets	222	314	-92

Free cash flow (excl. acquisition of Roche shares)	1 527	1 066	461

7.     Significant differences between IFRS and United States Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with IFRS (formerly IAS), which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments please consult Note 31 of the Novartis 2002 annual report.

	First nine months 2003 USD m	First nine months 2002 USD m

Net income under IFRS	3 656	3 538
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-252	-149
Purchase accounting: other acquisitions	-58	—
Purchase accounting: IAS goodwill amortization	128	96
Available-for-sale securities and financial instruments	-134	-367
Pension provisions	9	-1
Share-based compensation	-162	-108
Consolidation of share-based compensation foundations	-5	-16
Deferred taxes	-49	-91
In-process Research & Development	-296	-7
Other	-26	-54
Deferred tax effect on US GAAP adjustments	-96	-4

Net income under US GAAP	2 715	2 837

Basic earnings per share under US GAAP (USD)	1.14	1.17

Diluted earnings per share under US GAAP (USD)	1.12	1.14

	30 Sept. 2003 USD m	30 Sept. 2002 USD m

Equity under IFRS	28 442	25 650
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	3 045	3 091
Purchase accounting: other acquisitions	2 945	3 195
Purchase accounting: IAS goodwill amortization	283	96
Pension provisions	1 148	960
Share-based compensation	-171	-126
Consolidation of share-based compensation foundations	-645	-431
Deferred taxes	-596	-508
In-process Research & Development	-1 334	-742
Other	-61	12
Deferred tax effect on US GAAP adjustments	-255	-399

Equity under US GAAP	32 801	30 798

Supplementary tables: First nine months 2003—Sales of top twenty pharmaceutical products
(unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	839	45	918	37	1 757	49	41
Gleevec/Glivec	Chronic myeloid leukemia	217	42	578	95	795	91	75
Neoral/Sandimmun	Transplantation	161	-25	583	-9	744	-5	-13
Lamisil (group)	Fungal infections	317	5	392	8	709	13	7
Zometa	Cancer complications	426	75	226	158	652	104	95
Lotrel	Hypertension	593	24	0		593	24	24
Lescol	Cholesterol reduction	214	14	308	22	522	28	19
Sandostatin (group)	Acromegaly	232	9	279	2	511	13	5
Voltaren (group)	Inflammation/pain	8	60	428	-6	436	-1	-5
Cibacen/Lotensin/Cibadrex	Hypertension	236	-7	92	-9	328	-5	-8

Top ten products total		3 243	23	3 804	21	7 047	29	22
Miacalcic	Osteoporosis	186	-5	109	-16	295	-5	-9
Trileptal	Epilepsy	218	55	66	30	284	51	48
Exelon	Alzheimer's disease	138	13	133	19	271	23	16
Tegretol (incl. CR/XR)	Epilepsy	84	-9	187	-2	271	0	-4
Visudyne	Macular degeneration	134	6	127	33	261	24	16
Leponex/Clozaril	Schizophrenia	64	-26	162	-1	226	-3	-10
Foradil	Asthma	7	-63	203	1	210	9	-5
HRT range	Hormone replacement	95	-17	80	-24	175	-15	-20
Famvir*	Viral infections	111	-5	62	15	173	5	1
Femara	Breast cancer	52	27	112	15	164	30	19

Top twenty products total		4 332	17	5 045	16	9 377	24	17
Rest of portfolio		541	-4	1 723	-11	2 264	-2	-9

Total		4 873	15	6 768	8	11 641	18	11

* 2002 restated because of transfers to other Business Units

Supplementary tables: Third quarter 2003—Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	287	67	328	35	615	55	49
Gleevec/Glivec	Chronic myeloid leukemia	72	41	208	73	280	73	62
Neoral/Sandimmun	Transplantation	50	-22	197	-1	247	0	-7
Lamisil (group)	Fungal infections	130	-8	163	12	293	5	1
Zometa	Cancer complications	157	60	83	104	240	78	73
Lotrel	Hypertension	199	9	0		199	9	9
Lescol	Cholesterol reduction	83	12	101	22	184	23	17
Sandostatin (group)	Acromegaly	79	7	94	3	173	11	5
Voltaren (group)	Inflammation/pain	2	N.A.	146	-3	148	5	1
Cibacen/Lotensin/Cibadrex	Hypertension	75	-14	31	-4	106	-8	-10

Top ten products total		1 134	21	1 351	22	2 485	26	21
Miacalcic	Osteoporosis	65	-19	38	-12	103	-13	-17
Trileptal	Epilepsy	82	49	24	31	106	47	45
Exelon	Alzheimer's disease	46	12	47	23	93	21	17
Tegretol (incl. CR/XR)	Epilepsy	30	30	66	2	96	19	13
Visudyne	Macular degeneration	47	15	43	34	90	29	21
Leponex/Clozaril	Schizophrenia	23	-4	56	-2	79	4	-3
Foradil	Asthma	2	-71	66	7	68	6	-3
HRT range	Hormone replacement	39	22	25	-22	64	5	1
Famvir*	Viral infections	42	24	22	11	64	25	20
Femara	Breast cancer	20	67	36	5	56	33	25

Top twenty products total		1 530	19	1 774	18	3 304	23	18
Rest of portfolio		182	-10	555	-9	737	-4	-9

Total		1 712	15	2 329	11	4 041	17	12

* 2002 restated because of transfers to other Business Units

Sales by region (unaudited)

First nine months

			% change
	9M 2003 USD m	9M 2002 USD m	USD	local currencies	9M 2003 % of total	9M 2002 % of total

Pharmaceuticals
US	4 873	4 253	15	15	42	43
Rest of world	6 768	5 643	20	8	58	57

Total	11 641	9 896	18	11	100	100

Sandoz
US	826	476	74	72	39	37
Rest of world	1 312	804	63	43	61	63

Total	2 138	1 280	67	54	100	100

OTC
US	378	347	9	9	30	31
Rest of world	895	761	18	4	70	69

Total	1 273	1 108	15	6	100	100

Animal Health
US	179	176	2	2	36	37
Rest of world	323	294	10	1	64	63

Total	502	470	7	1	100	100

Medical Nutrition (incl. divested activities)
US	188	190	-1	-2	31	27
Rest of world	419	514	-18	-31	69	73

Total	607	704	-14	-23	100	100

Infant & Baby
US	816	785	4	4	81	78
Rest of world	197	218	-10	-3	19	22

Total	1 013	1 003	1	3	100	100

CIBA Vision
US	344	337	2	2	36	40
Rest of world	616	510	21	8	64	60

Total	960	847	13	6	100	100

Consumer Health
US	2 731	2 311	18	18	42	43
Rest of world	3 762	3 101	21	8	58	57

Total	6 493	5 412	20	12	100	100

Group
US	7 604	6 564	16	16	42	43
Rest of world	10 530	8 744	20	8	58	57

Total	18 134	15 308	18	11	100	100

Third quarter

			% change
	Q3 2003 USD m	Q3 2002 USD m	USD	local currencies	Q3 2003 % of total	Q3 2002 % of total

Pharmaceuticals
US	1 712	1 492	15	15	42	43
Rest of world	2 329	1 959	19	11	58	57

Total	4 041	3 451	17	12	100	100

Sandoz
US	221	212	4	3	33	43
Rest of world	454	284	60	46	67	57

Total	675	496	36	28	100	100

OTC
US	133	129	3	3	30	33
Rest of world	310	267	16	6	70	67

Total	443	396	12	5	100	100

Animal Health
US	68	67	1	1	42	43
Rest of world	95	90	6	-3	58	57

Total	163	157	4	-1	100	100

Medical Nutrition (incl. divested activities)
US	64	68	-6	-5	31	28
Rest of world	142	173	-18	-28	69	72

Total	206	241	-15	-21	100	100

Infant & Baby
US	281	268	5	5	81	80
Rest of world	68	67	1	4	19	20

Total	349	335	4	5	100	100

CIBA Vision
US	120	114	5	5	36	38
Rest of world	213	183	16	7	64	62

Total	333	297	12	6	100	100

Consumer Health
US	887	858	3	3	41	45
Rest of world	1 282	1 064	20	11	59	55

Total	2 169	1 922	13	7	100	100

Group
US	2 599	2 350	11	10	42	44
Rest of world	3 611	3 023	19	11	58	56

Total	6 210	5 373	16	11	100	100

Supplementary tables: Quarterly analysis

Key figures by quarter

Group

	Q3 2003 USD m	Q2 2003 USD m	Change
			USD m	%

Total sales	6 210	6 203	7	0
Operating income	1 469	1 463	6	0
Financial income, net	96	119	-23	-19
Taxes	-271	-270	-1	0
Net income	1 277	1 316	-39	-3

Sales by region

	Q3 2003 USD m	Q2 2003 USD m	Change
			USD m	%

US	2 599	2 524	75	3
Europe	2 157	2 253	-96	-4
Rest of world	1 454	1 426	28	2
Total	6 210	6 203	7	0

Sales by business units

	Q3 2003 USD m	Q2 2003 USD m	Change
			USD m	%

Pharmaceuticals	4 041	3 991	50	1
Sandoz	675	702	-27	-4
OTC	443	429	14	3
Animal Health	163	182	-19	-10
Medical Nutrition	206	211	-5	-2
Infant & Baby	349	357	-8	-2
CIBA Vision	333	331	2	1
Consumer Health	2 169	2 212	-43	-2
Total	6 210	6 203	7	0

Operating income by business unit

	Q3 2003 USD m	Q2 2003 USD m	Change
			USD m	%

Pharmaceuticals	1 137	1 012	125	12
Sandoz	94	145	-51	-35
OTC	82	82	0	0
Animal Health	21	17	4	24
Medical Nutrition	18	16	2	13
Infant & Baby	70	73	-3	-4
CIBA Vision	48	60	-12	-20
Divisional Management costs	-7	-6	-1	17
Consumer Health	326	387	-61	-16
Corporate income/expense, net	6	64	-58	-91
Total	1 469	1 463	6	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: October 21, 2003	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES